Gary R. Henrie
Attorney at Law
8275 S. Eastern Ave., Suite 200                                                                                                                                                                                                                                                                                                                                                   Telephone: 702-616-3093
Las Vegas, NV 89123                                                                                                                                                                                                                                                                                                                                                                     Facsimile: 435-787-8152
                                                                                                                                                                                                                                                                                                                                                                                                            E-mail: gary@grhlaw.net

May 16, 2007

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mr. Scott Stringer
Ms. Donna DiSilvio
Mr. Michael Moran
Branch Chief
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549-0404

Re: Inverted Paradigms Corporation
Form 10-KSB for the calendar year ended December 31, 2005
Filed February 9, 2007
File No. 000-27131

Dear Ladies and Gentlemen:

As outside counsel to Inverted Paradigms Corporation, we have prepared this letter with management and the Company’s outside auditors in response to the staff’s comment letter dated March 2, 2007, regarding the matters listed above. The staff’s comments are reproduced below in bold italics and followed by the Company’s response. Also, in response to your comments we will file the requested amendments to the appropriate annual and quarterly filings of the Company and will appropriately respond to all comments in future annual and quarterly filings.

General

1.	Please confirm to us you reconsidered the adequacy of your previous disclosures regarding internal controls and disclosure controls and procedures in light of your amendments.

Response:

We believe our disclosures regarding internal controls and disclosure controls and procedures remain adequate considering the immaterial nature of our adjustments to the amended filings.

Form 10-KSB/A December 31, 2005
Exhibits 31 and 32

2.	Please revise your exhibits in include a date at the end of your certifications and file a full amendment.

Response:

The Company’s amended filing will include a date in the certifications.

In connection with the foregoing responses, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gary R. Henrie
Gary R. Henrie